UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-05816

SMEDVIG asa
(Exact name of registrant as specified in its charter)

Finnestadveien 28, P.O. Box 110, N-4001, Stavanger, Norway, Telephone number: +47 51 50 99 00
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares, par value NOK 10.00 per share
Class A American Depositary Shares, each one representing One Class A Ordinary Share Class A
Class B Ordinary Shares, par value NOK 10.00 per share
Class B American Depositary Shares, each one representing One Class A Ordinary Share Class A
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	[ ] [ ] [ ] [ ]	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	[X] [ ] [X] [ ] [ ]

        Approximate number of holders of record as of the certification or notice date: 1

        Pursuant to the requirements of the Securities Exchange Act of 1934, Smedvig asa has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 4, 2006	By:	/s/ Alf C. Thorkildsen

Alf C. Thorkildsen Chief Financial Officer